September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (301) 978-8471

Robert Greifeld
President and Chief Executive Officer
NASDAQ Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

> **Re:** **NASDAQ Stock Market, Inc.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 00-32651**

Dear Mr. Greifeld:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Management Compensation Committee, page 11

1. Provide the information required by Item 407(e)(3)(iii) regarding the two consultants that participated in the compensation process. In particular, please clarify the nature and scope of the engagements for both Frederick Cook and Hewitt Associates, including any instructions provided to the consultants.

Compensation Discussion and Analysis, page 33

2. Discuss how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. Please refer to Item 402(b)(1)(vi) of Regulation S-K. In structuring your compensation so as to focus on the "'right fit for NASDAQ,'" it is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

3. Disclose the terms of the performance targets or objectives to be achieved in order for your executive officers to earn their incentive compensation, including any material changes to the targets for the upcoming year. See Item 402(b)(2)(v) of Regulation S-K. For example, you state that you exceeded maximum performance targets for both the Operating Income and Total Revenue but you do not disclose the target or minimum amounts that are tied to the awarded of incentive compensation. Similarly, revise your disclosure to discuss how the business effectiveness survey impacted compensation or how you measure it. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(1)(v) and Item 402(b)(2)(v). To the extent that you believe disclosure of the specific targets is not required because it would cause you competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Also, provide disclosure discussing the difficulty in reaching the undisclosed targets, pursuant to Instruction 4. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

4. Please clarify the nature of your benchmarking activities. Explain how the Committee utilizes the information relating to compensation and performance of the peer group in setting actual compensation. To the extent that the Committee targets a particular relationship between peer compensation and the compensation of NASDAQ's named executives, please discuss and identify the targeted amounts. Please refer to Item 402(b)(1)(v) and (vi) and Item 402(b)(2)(xiv) of Regulation S-K.

5. There appear to be material disparities in Mr. Greifeld's salary and the amount awarded to him under the ECIP as compared to that of the other named executive officers. Although you provide descriptions on pages 40 and 47 of Mr. Greifeld's new employment agreement as of January 1, 2007, this disclosure does not address the reasons why Mr. Griefeld's salary is more than twice that of the next highest paid named executive officer or why the amounts you awarded him under ECIP are more than five times higher than your next highest paid executive officer. Please provide a discussion of how and why the compensation of Mr. Greifeld differs so significantly from that of the other named executive officers. If policies or decisions relating to him are materially different than the other officers, please discuss this on an individualized basis. Refer to Section II.B.1 of Commission Release 33-8732A and to Item 402(b)(2)(vii) of Regulation S-K.

Base Salaries, page 35

6. On page 34 you discuss factors that the Committee considered in making compensation determinations. Discuss the factors the Committee considered in approving the size of the raises given to the named executives other than the Chief Executive Officer and explain how the factors affected the raises approved by the Committee. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Stock-Based Compensation, page 36

7. Explain how the equity awards granted to Mr. Greifeld under his employment agreements are consistent with the objectives of your compensation program. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

8. Discuss how the Committee determines the mix of restricted stock and stock options as part of the stock-based compensation of your executives. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(iii) of Regulation S-K.

9. Explain the process that the Committee used to establish the target equity awards made under the 2006 equity plan revisions and specific factors which affected the different equity award values provided to each of the named

executives. Please refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Summary Compensation Table, page 46

10. You indicate that you paid Mr. Greifeld in excess of $25,000 for his use of company automotive transportation. Disclose, in the footnote regarding "All Other Compensation" the total amount of this perquisite and describe the methodology for valuing the perquisite. Please refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Potential Payments upon Termination or Change-in-Control, page 54

11. Please describe and explain how the Committee determined that the payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements were appropriate. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 61

12. Please include a statement of whether the related party transaction approval policy is in writing and, if not, how such policy is evidenced. Please refer to Item 404(b) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Edward Knight
EVP, General Counsel